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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             ALAMOSA HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   011589 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  C. Jedson Nau
                               100 Crescent Court,
                                   Suite 1700
                               Dallas, Texas 75201
                                 (214) 756-6100
                              (214) 756-6212 (fax)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 2 of 14 Pages

------------------------                               ------------------------




                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Caroline Hunt Trust Estate
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------

      NUMBER OF           7     SOLE VOTING POWER                  7,405,506
       SHARES          ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER                803,974
      OWNED BY         ---------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER             7,405,506
     REPORTING         ---------------------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER           803,974
        WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,209,480*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.93%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  OO
--------------------------------------------------------------------------------

*Represents no net change in the number of shares Caroline Hunt Trust Estate and a subsidiary originally held in Alamosa PCS Holdings, Inc., a predecessor by merger to this issuer, in April 2000.

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 3 of 14 Pages

------------------------                               ------------------------



                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  The Rosewood Corporation
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  OO

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER                  0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER                803,974
      OWNED BY         ---------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER             0
     REPORTING         ---------------------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER           803,974
        WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  803,974
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.87%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 4 of 14 Pages

------------------------                               ------------------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S.IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Rosewood Financial, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER                  0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER                803,974
      OWNED BY         ---------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER             0
     REPORTING         ---------------------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER           803,974
        WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  803,974
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.87%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 5 of 14 Pages

------------------------                               ------------------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S.IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Rosewood Management Corporation
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER                  0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER                592,386
      OWNED BY         ---------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER             0
     REPORTING         ---------------------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER           592,386
        WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  592,386
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 6 of 14 Pages

------------------------                               ------------------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S.IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Fortress Venture Capital II, LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  OO

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER                  0
       SHARES          ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER                592,386
      OWNED BY         ---------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER             0
     REPORTING         ---------------------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER           592,386
        WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  592,386
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.64%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 7 of 14 Pages

------------------------                               ------------------------



         This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") amends and restates in its entirety the Schedule 13D filed by Caroline Hunt Trust Estate, The Rosewood Corporation, Rosewood Financial, Inc., Fortress Venture Capital II, L.P., and Rosewood Management Corporation by furnishing the information set forth below. This Amendment No. 2 relates to the adoption of a trading plan pursuant to Rule 10b5-1(c) by the Caroline Hunt Trust Estate, as described below under Item 4.

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa Holdings, Inc., a Delaware corporation ("Alamosa"). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Lubbock, Texas 79424.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is filed by (i) Caroline Hunt Trust Estate ("CHTE"),
(ii) The Rosewood Corporation ("Rosewood"), (iii) Rosewood Financial, Inc. ("Financial"), (iv) Fortress Venture Capital II, L.P. ("Fortress"), and (v) Rosewood Management Corporation ("Management" and together with CHTE, Rosewood, Financial, and Fortress, the "Reporting Persons"). Rosewood is a wholly-owned subsidiary of CHTE and Financial is an indirect wholly-owned subsidiary of CHTE and Rosewood Management is a wholly-owned subsidiary of Rosewood and serves as the General Partner of Fortress. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         CHTE is a Texas trust. The principal activities of CHTE are to invest in closely held stock, other securities and ranching. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. Financial is a Delaware corporation. The principal business activities of Financial are investing in securities for its own account. Management is a Delaware corporation. The principal business activity of Management is management and support services. Fortress is a Texas limited partnership. The principal business activity of Fortress is pursuing various investment opportunities. The limited partners of Fortress are members of the Caroline Hunt family or trusts for their benefit. The principal business and office address of each of the Reporting Persons is 100 Crescent Court, Suite 1700, Dallas, Texas 75201.

         The name, business address and present principal occupation or employment of the trustee and advisory board members of CHTE and each executive officer and director of Rosewood, Financial and Management are set forth on Attachment A hereto. To the knowledge of the Reporting Persons, all persons listed on Attachment A are United States citizens.

         During the last five years, no Reporting Persons, nor, to the best of their knowledge, any of the trustee or advisory board members of CHTE or executive officers or directors of Rosewood, Financial or Management have been
(1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 8 of 14 Pages

------------------------                               ------------------------


or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As previously reported, on February 14, 2001, CHTE acquired 7,405,506 shares of Common Stock of Alamosa, Financial acquired 803,974 shares of Common Stock of Alamosa and Fortress acquired 592,386 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware corporation ("Old Alamosa"), with Alamosa. The Reporting Persons' shares of Old Alamosa common stock were exchanged for shares of Common Stock of Alamosa (the "Merger Shares" or the "Shares") at the ratio of 1:1. As a result, the Reporting Persons hold the same number of shares in Alamosa as they held in Old Alamosa in April 2000 and prior to the merger.

ITEM 4. PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

         Depending on market conditions and other factors, the Reporting Persons and the persons listed on Attachment A may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed on Attachment A also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. Except as described in the following paragraph, none of the Reporting Persons nor, to their knowledge, any of the persons listed on Attachment A have any plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         On May 25, 2001, CHTE entered into The Caroline Hunt Trust Estate Stock Trading Plan for Alamosa Holdings, Inc. (the "Trading Plan") with Salomon Smith Barney, Inc. (the "Broker"). The Trading Plan complies with the requirements of Rule 10b5-1(c) and permits sales to be made through the Broker on or after July 1, 2001 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the Trading Plan. The Trading Plan provides for sales of a portion of the Shares held by CHTE at specified prices. CHTE has adopted the Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), CHTE may modify the Trading Plan from time to time or terminate the Trading Plan at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachment A relating to beneficial ownership as well as voting a dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 8,801,866 shares or 9.57% of the outstanding Common Stock of Alamosa

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 9 of 14 Pages

------------------------                               ------------------------


in the aggregate. The Reporting Persons indicating group status or shared voting power herein have done so by reason of their parent/subsidiary relationships only, and have no agreement, arrangement or understanding with regard to shares of Common Stock. CHTE, Rosewood and Financial disclaim beneficial ownership of any shares held by Management or Fortress, and Management and Fortress disclaim beneficial ownership of any shares held by CHTE, Rosewood or Financial.

         Except as set forth in Item 3 above and Attachment A hereto, no Reporting Person nor, to their knowledge, any person identified on Attachment A, has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as disclosed above, no Reporting Person nor, to their knowledge, any of the person listed on Attachment A, is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated June 15, 2001, entered into by and between CHTE, Rosewood, Financial, Fortress, and Management.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2001


                                       CAROLINE HUNT TRUST ESTATE



                                       By: /s/ Don W. Crisp
                                          -------------------------------------
                                           Don W. Crisp, Trustee


                                       THE ROSEWOOD CORPORATION



                                       By: /s/ C. Jedson Nau
                                          -------------------------------------
                                           C. Jedson Nau, Senior Vice President

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 10 of 14 Pages

------------------------                               ------------------------


                                       ROSEWOOD FINANCIAL, INC.



                                       By: /s/ C. Jedson Nau
                                          -------------------------------------
                                           C. Jedson Nau, Senior Vice President


                                       FORTRESS VENTURE CAPITAL II, L.P.

                                       By: ROSEWOOD MANAGEMENT
                                           CORPORATION, its General Partner



                                       By: /s/ C. Jedson Nau
                                          -------------------------------------
                                           C. Jedson Nau, Senior Vice President



                                       ROSEWOOD MANAGEMENT CORPORATION



                                       By: /s/ C. Jedson Nau
                                          -------------------------------------
                                           C. Jedson Nau, Senior Vice President

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 11 of 14 Pages

------------------------                               ------------------------



                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                   DESCRIPTION
--------                 -----------
Exhibit 1                Joint Filing Agreement, dated as of June 15, 2001
                         entered into by and between Caroline Hunt Trust Estate,
                         Rosewood Financial, Inc., The Rosewood Corporation,
                         Fortress Venture Capital II, L.P. and Rosewood
                         Management Corporation.

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 12 of 14 Pages

------------------------                               ------------------------


                                  Attachment A

                    The Trustee and Advisory Board Members of
            Caroline Hunt Trust Estate ("CHTE") and the Directors and
                 Executive Officers of Certain CHTE Subsidiaries



                                             Present       Amount of                 Price
                            Present          Principal     Securities     Date        Per        Type of
Name and Position       Business Address    Occupation        (1)       Acquired     Share     Transaction       Pledged
-----------------       ----------------    ----------     ----------   --------     -----     -----------       -------
Schuyler B. Marshall,    100 Crescent      President of     28,000      2/14/01     $17.00    Director            No
President of Rosewood    Court, Suite      Rosewood                                 (2)       options (3)(2)
and director and         1700 Dallas,                       110,500     2/14/01     (2)
executive officer of     Texas  75201                                                         (2) as trustee
Financial and                                               500         2/14/01     (2)
Management

Susan L. Fish, Senior    100 Crescent      Senior vice      25,183      2/14/01     (2)       (2)                 No
vice president and       Court, Suite      president and
chief financial          1700 Dallas,      chief
officer of Rosewood      Texas  75201      financial
and director and                           officer of
executive officer of                       Rosewood
Financial

C. Jedson Nau, Senior    100 Crescent      Senior vice      10,000      2/14/01     (2)       (2)                 No
vice president and       Court, Suite      president and
general counsel of       1700 Dallas,      general
Rosewood and executive   Texas  75201      counsel of
officer of Financial                       Rosewood
and Management

Stephen H. Sands,        100 Crescent      Director of      49,365      2/14/01     (2)       (2)                 No
Director of Rosewood     Court, Suite      Rosewood         4500                    (2)       (2) as trustee
and Management           1700 Dallas,
                         Texas  75201

Laurie Sands Harrison    100 Crescent      Director of      98,731      2/14/01     (2)       (2)                 No
Director of Rosewood     Court, Suite      Rosewood         4500        2/14/01     (2)       (2) as trustee
and Management           1700 Dallas,
                         Texas  75201

David K. Sands,          100 Crescent      Director of      103,731     2/14/01     (2)       (2)                 No
Director of Rosewood     Court, Suite      Rosewood         1500        2/14/01     (2)       (2) as trustee
and Management           1700 Dallas,
                         Texas  75201

J.B. Sands, Director     100 Crescent      Director of      (4)         (4)         (4)       (4)                 No
of Rosewood and          Court, Suite      Rosewood         9,000       2/14/01     (2)       (2) as trustee
Management               1700 Dallas,
                         Texas  75201

Patrick B. Sands,        100 Crescent      Director of      174,279     2/14/01     (2)       (2)                 No
Director of Rosewood     Court, Suite      Rosewood         3000        2/14/01     (2)       (2) as trustee
and Management           1700 Dallas,
                         Texas  75201

John M. Dziminski,       100 Crescent      President of     14,810      2/14/01     (2)       (2)                 Yes
Senior vice president    Court, Suite      Management
of Rosewood and          1700 Dallas,
executive office and     Texas  75201
director of Management

------------------------                               ------------------------
CUSIP No. - 011589 10 8                                     Page 13 of 14 Pages

------------------------                               ------------------------



Tom Hunt, member of      5000              Chairman of      (4)         (4)         (4)       (4)                 No
the advisory board of    Thanksgiving      the board and
CHTE                     Tower, Dallas,    director of
                         Texas  75201      Hunt Petroleum
                                           Corporation
                                           and the
                                           management of
                                           personal and
                                           family
                                           interests

Charles P. Summerall,    16475 Dallas      Management of    (4)         (4)         (4)       (4)                 No
member of the advisory   Parkway,          personal and
board of CHTE            Dallas, Texas     family
                         75252             interests

Don W. Crisp, Trustee    100 Crescent      Chairman of      50,429      2/14/01     (2)       (2)                 No
of HCTE, member of the   Court, Suite      the Board of
advisory board of        1700 Dallas,      Rosewood
CHTE, Chairman of the    Texas  75201
Board of Rosewood and
director of Financial
and Management

Ken D. Mindell,          100 Crescent      Senior vice      14,000(5)   2/14/01     (2)       (2)                 No
executive officer of     Court, Suite      president of
Management               1700 Dallas,      Management
                         Texas  75201


(1) Each of the share amounts listed below represent less than 0.19% of the outstanding shares of Common Stock. Each person listed below has the sole voting power of the shares identified for such person.

(2)      Acquired as Merger Shares.

(3) Received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

(4)      These persons directly own no shares of Common Stock.

(5)      Mr. Mindell sold 2,000 shares during May of 2001.